------------------------------
                                                           OMB APPROVAL
[ ] Check this box if no longer                   ------------------------------
    subject to Section 16. Form 4 or              OMB Number           3235-0287
    Form 5 obligations may continue.              Expires:            12-31-2001
    See Instruction 1(b).                         Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Fortune                          Carter              M.
--------------------------------------------------------------------------------
     (Last)                           (First)             (Middle)

     111 Monument Circle, Suite 4600
--------------------------------------------------------------------------------
     (Street)

     Indianapolis                     Indiana              46204
--------------------------------------------------------------------------------
     (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     Fortune Diversified Industries, Inc. (FDVI)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Year

     August, 2001
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by more than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   6.
                                                    4.                              5.             Owner-
                                                    Securities Acquired (A) or      Amount of      ship
                                       3.           Disposed of (D)                 Securities     Form:     7.
                                       Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                         2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                       Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security        Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)               (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------------
                                       A            1,227,292(1)
Common Stock             8/27/01                                           .407401  42,643,108     D
                                       V                             A
-------------------------------------------------------------------------------------------------------------------------------
                                       A            5,522,814(2)
Common Stock             8/27/01                                           .407401  42,643,108     D
                                       V                             A
-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================

Explanation of Responses:
Note (1) The shares were acquired by the reporting person from the issuer when the derivative security described in note (3) was exercised for the full amount of the unpaid principal of the $500,000 loan at the conversion rate of $0.407401 a share on August 27, 2001.
Note (2) The shares were acquired by the reporting person from the issuer when the derivative security described in note (4) was exercised for the full amount of the unpaid principal of the $2,250,000 loan at the conversion rate of $0.407401 a share on August 27, 2001.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Exchangeable        $.407401 8/27/01    D       500,000(3)   7/02/01  6/30/02  Common  1,227,292 (3)      0(3)      D
Promissory                              V       D                              Stock
Note(3)
------------------------------------------------------------------------------------------------------------------------------------
Exchangeable        $.407401 8/27/01    A       2,250,000(5) 8/27/01  6/30/02  Common  5,522,814 (4)      0(4)(5)   D
Line of Credit                          V       A            (5)               Stock   (4)(5)
Promissory
Note(4)
------------------------------------------------------------------------------------------------------------------------------------
Exchangeable        $.407401 8/27/01    D       2,250,000(5) 8/27/01  6/30/02  Common  5,522,814 (4)      0(4)(5)   D
Line of Credit                          V       D            (5)               Stock   (4)(5)
Promissory
Note(4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
Note (3) The Reporting Person acquired the Exchangeable Promissory Note ("Note") from Murphy Development, Ltd., a wholly owned subsidiary of the issuer, in exchange for a $500,000 loan from the Reporting Person to Murphy Development, Ltd. The Note provides that the Reporting Person may exchange the Note for shares of the issuer's common stock at $0.407401 a share at any time prior to the due date of the Note, which is June 30, 2002. On August 27, 2001, the Reporting Person elected to exchange the unpaid principal balance of $500,000 and received 1,227,292 restricted shares of common stock of the issuer.
Note (4) The Reporting Person acquired the Exchangeable Line of Credit Promissory Note ("Note") from Murphy Development, Ltd. in exchange for a $2.25 million line of credit from the Reporting Person to Murphy Development, Ltd. The Note provides that the Reporting Person may exchange the Note for shares of the issuer's common stock at $0.407401 a share at any time prior to the due date of the Note, which is June 30, 2002. On August 27, 2001, the Reporting Person elected to exchange the unpaid principal balance of $2,250,000 and received 5,522,814 restricted shares of common stock of the issuer.
Note (5) The full line of the Exchangeable Line of Credit Promissory Note ($2,250,000) was drawn down on August 27, 2001.


       /s/Carter M. Fortune                              September 07, 2001
      ---------------------------------------            ------------------
      **Signature of Reporting Person                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.